UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                             Spacelabs Medical, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    846247104
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                                 (CUSIP Number)


                              Eugene V. DeFelice,
                 Vice President, General Counsel and Secretary
                            Spacelabs Medical, Inc.,
            15220 NE 40th Street, Redmond, WA 98052; (425) 882-3768
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 14, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

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
                                  SCHEDULE 13D
                                  ------------

CUSIP No. 846247104                                            Page 2 of 5 Pages

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Carl A. Lombardi
     ...........................................................................
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 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
         .......................................................................
     (b)  N/A
         .......................................................................
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 3.  SEC Use Only ..............................................................
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 4.  Source of Funds (See Instructions)  PF
                                        ........................................
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 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)  N/A
                           .....................................................
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 6.  Citizenship or Place of Organization  U.S.
                                          ......................................
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              7.  Sole Voting Power  493,863
                                    ............................................
Number of     ------------------------------------------------------------------
Shares        8.  Shared Voting Power  0
Beneficially                          ..........................................
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power  484,541
Reporting                                .......................................
Person With   ------------------------------------------------------------------
              10. Shared Dispositive Power  0
                                           .....................................
              ------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting person  493,863
                                                                  ..............
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  N/A
                        ........................................................
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13.  Percent of Class Represented by Amount in Row (11)  5.0%
                                                        ........................
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14.  Type of Reporting Person (See Instructions)
     IN
     ...........................................................................
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
                   SUPPLEMENTAL INFORMATION -- LOMBARDI 13(D)


Item 1.   Security and Issuer

          Common Stock

          Spacelabs Medical, inc.
          15220 NE 40th Street
          Redmond, WA 98052

Item 2.   Identity and Background

          Item 2(a)     Name:
                        Carl A. Lombardi

          Item 2(b)     Business Address:
                        15220 NE 40th Street
                        Redmond, WA 98052

          Item 2(c)     Principal Occupation:
                        Chairman of the Board, President, and Chief Executive Officer of Spacelabs Medical, Inc.

          Item 2(d)     Criminal Convictions:
                        None

          Item 2(e)     Civil Proceedings:
                        None

          Item 2(f)     Citizenship:
                        U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          Of the 493,863 shares of Spacelabs Medical, Inc. common stock that Mr. Lombardi is deemed to beneficially own as of April 14, 1998, 7,200 shares were purchased by Mr. Lombardi with approximately $138,125 of his personal funds; 8,000 shares of restricted stock were awarded to Mr. Lombardi pursuant to the issuer's 1992 Option, Stock Appreciation Right, Restricted Stock, Stock Grant, and Performance Unit Plan; 6,000 shares of restricted stock were awarded to Mr. Lombardi pursuant to the issuer's Management Incentive Compensation Plan; 56,300 shares were received by Mr. Lombardi on June 26, 1992 pursuant to a distribution of the issuer's shares whereby the issuer's common stock was distributed in a 1-for-1 stock dividend for each share of Westmark International Inc. common stock held at June 17, 1992; 2,363 shares are held in an account for Mr. Lombardi by the issuer's 401(k) trustee; and 414,000 are options

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
          to purchase shares exercisable within 60 days of April 14, 1998 that were awarded to Mr. Lombardi pursuant to and under the terms of the applicable plans of the issuer.

Item 4.   Purpose of Transaction

          Mr. Lombardi acquired the shares reported herein for investment purposes, and/or as compensation for his services to the issuer, as performance incentives granted by the issuer's Board of Directors (or the Compensation Committee of the Board of Directors), as part of the issuer's Incentive Savings and Stock Ownership 401(k) Plan, and as part of the Westmark distribution described in Item 3. Mr. Lombardi has not acquired the securities with the purpose of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer

          Item 5(a)     Aggregate Number and Percentage of Shares Beneficially
                        Owned: 493,863 shares, 5.0%

          Item 5(b)     Number of Shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote:
                                493,863
                        (ii)    Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the disposition: 484,541
                                (excludes 1,822 shares contributed
                                by the issuer to Mr. Lombardi's
                                401(k) account and 7,500 restricted
                                shares for which the restrictions
                                have not lapsed);
                        (iv) Shared power to dispose or to direct the disposition: 0

          Item 5(c)     Transactions:

                        (i)     On April 15, 1998, Mr. Lombardi
                                purchased an additional 1,000 shares
                                at $18.75 per share on the open
                                market. Mr. Lombardi used his
                                personal funds to effect the
                                purchase.

                        (ii)    On April 16, 1998, Mr. Lombardi
                                purchased an additional 2,800 shares
                                at $18.75 per share on the open
                                market. Mr. Lombardi used his
                                personal funds to effect the
                                purchase.

          Item 5(d)     Other Interests:

                        Not Applicable.

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
          Item 5(e)     Date on which reporting person ceased
                        to be a beneficial owner of more than 5%:

                        Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

          Not Applicable.

Item 7.   Material to be filed as exhibits

          Not Applicable.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       April 24, 1998
                                       -----------------------------------------
                                       Date


                                       /s/ CARL A. LOMBARDI
                                       -----------------------------------------
                                       Signature

                                       Carl A. Lombardi, Chairman of the Board,
                                       President and Chief Executive Officer of
                                       Spacelabs Medical, Inc.
                                       Name/Title



                                   Attention:
            Intentional misstatements or omissions of fact constitute
                Federal criminal violations. (See 18 U.S.C. 1001)

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